

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 11, 2007

Via U.S. Mail and Facsimile

Mr. John E. Sherborne, Chief Executive Officer
Geovic Mining Corp.
743 Horizon Court, Suite 300A
Grand Junction, Colorado 81506

> **Re:    Geovic Mining Corp.**
> **Registration Statement on Form 10**
> **Filed May 14, 2007**
> **File No. 000-52646**

Dear Mr. Sherborne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  This will minimize the need for us to issue repetitive comments.

2.      Please comply with the executive compensation and related party disclosure requirements of Items 402 and 404 of Regulation S-K, as amended. Although we note that you provided a compensation discussion and analysis section under "Executive Compensation" on page 64, as required by the revised Item 402, the information does not appear to address all of the item's requirements.  Also, the tables you have provided do not appear to be in the required format nor do they contain the required information.  Similarly, the disclosure provided under "Certain Relationships and Related Transactions" does not include all the information required by the revised Item 404.  We are deferring our review of your disclosure of this information, including all disclosure under Item 6, Executive Compensation, until you have revised your disclosure pursuant to this comment.

Business, page 3

3.      Briefly describe the business you conducted prior to the reverse take-over transaction and explain why the trading of your common stock was halted on August 8, 2006.

4.      We note that you entered into a patent license agreement with Inco Limited on November 8, 2006.  Disclose the length of the license agreement and discuss the importance of the license to your operations.

Intercorporate Relationships, page 3

5.      Please discuss the business purpose for conducting the reverse take-over as described in this section and explain the relevancy of the proceedings that took place before the Grand Court of the Cayman Islands, which you describe on page 76.  Also, explain the reason for creating Ironbark Capital Corporation prior to the take-over and later distributing, on a pro rata basis, shares of Ironbark to your security holders.

6.      Provide explanatory footnotes under the chart to identify the owner or owners of GeoCam's remaining 40% interest.  Also briefly discuss the purpose for creating Pawnee Drilling, LLC, which you identify in the chart as a newly formed inactive company.

<u>Geovic, Ltd., page 4</u>

7.     Please discuss the status of the bankable final feasibility study for the Nkamouna
       project, which was commissioned to an unaffiliated consulting firm in 2006 or
       provide a cross-reference to a section of the filing where relevant information can
       be found.

<u>Competitive Conditions, page 8</u>

8.     Discuss in more detail the different areas in which you compete with the
       identified competitors.

<u>Social or Environmental Policies, page 9</u>

9.     Briefly discuss the results of the site-specific environmental study of the
       Nkamouna area or provide a cross-reference to a section discussing the results.

<u>Risk Factors, page 9</u>

10.    It appears that you discuss under separate subheadings certain risk factors more
       than once.  Please revise to eliminate the duplicative disclosure.  For example, the
       following pairs of risk factors appear to address the same concerns:
       • "We are at an early stage of development and have no operating history as an
         independent company. Our future revenues and profits are uncertain" and
         "Limited Operating History"; and
       • "Mining exploration, development and operating activities are inherently
         hazardous" and "Mining is inherently dangerous."

11.    Avoid general risks that apply to any registrant. You should discuss risks that are
       specific to you and your operations.  For example, remove the risk factor entitled
       "The cost of compliance or failure to comply with the Sarbanes-Oxley Act of
       2002 may adversely affect our business" on page 18.

12.    Ensure that each subheading discusses the risk described in the text of the risk
       factor as well as the facts giving rise to the risk.  To illustrate, we note the
       following examples:
       • "Limited Operating History" on page 9;
       • "We hold 60% of GeoCam, which holds the Mining Permit in Cameroon" on
         page 10;
       • "We will depend on many outside service providers to place the Nkamouna
         deposit into production" on page 11;
       • "We cannot be certain that our operation, exploration, and evaluation
         activities will be commercially successful" on page 11;

- "Mining exploration, development and operating activities are inherently dangerous" on page 11; and
- "Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore and recoverability of metal in the mining process" on page 12.

13. Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses "there can be no assurance," "there is no certainty," "we cannot be certain," "beyond our control," "we are able to predict," and the term "inherent." Also avoid beginning sentences with "although" or "while."

14. Please explain the first paragraph on page 15. Is it your intent that only the risk factors following this paragraph relate to risks facing the company since the acquisition, and that the risk factors prior to this paragraph did not apply to the company prior to the acquisition? In addition, please note that you should disclose all material risks, not just "the most significant risks."

Our lack of operating experience may cause us difficulty in managing our growth, page 10

15. Please clarify the statement, "We have owned a majority interest in GeoCam since its inception nearly a decade ago," on page 10. The statement appears inconsistent with your disclosure under "Intercorporate Relationships" on page 3, where you discuss your recent acquisition of Geovic.

U.S. Federal Laws, page 15

16. Please explain the relevance of this risk factor. Do you have any current intentions to acquire properties and mineral rights in the U.S.? If not, please delete this risk factor.

Financial Information, page 19

Selected Financial Data, page 19

17. We note that you have presented selected financial data for the year ended December 31, 2006, 2005 and 2004. However, Item 301 of Regulation S-K requires you to present each of the last five fiscal years or since inception.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

18. Please supplement your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and

uncertainties, on which the company's executives are most focused for both the short and long term.  See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).

19.     Your management's discussion and analysis should be more than a simple recitation of the line items in your balance sheet and cash flow statement.  For example, your discussion of results of operations does not appear to provide investors much insight into the business reasons for your operating results.  Discuss, for example, the reasons for the higher operating expenses and exploration office costs in 2006 and the reasons for the reduction in metallurgical studies in 2005.  Please substantially revise your MD&A, with emphasis on both the discussion and the analysis of your financial condition and operating results.

20.     We note that you are allocating a substantial amount of your available funds to "general corporate purposes."  With a view to disclosure, please describe in some detail the general corporate purposes, if known, in which the allocated funds will be used.

Cash Flows, Liquidity, Capital Resources and Obligations, page 23

2006 Versus 2005

21.     Please briefly discuss why you received a grant from the United States Trade and Development Agency.

Disclosure Controls, page 26

22.     We note that you have provided disclosure regarding your disclosure controls and procedure, although the information is not required in a registration statement filed under the Exchange Act.  If the disclosure is retained, please revise it to clarify whether or not your chief executive officer and acting chief financial officer have determined that your disclosure controls and procedures were effective.   The statement indicating that your officers "evaluated and are satisfied with the effectiveness" of your disclosure controls and procedures does not clearly convey the officers' determination regarding effectiveness.

Changes in Accounting Policies including Initial Adoption, page 26

23.     You state that you now classify all financial instruments as held-to-maturity, available-for-sale, held for trading or loans and receivables.  Tell us how you classified these financial instruments prior to the change in policy, indicate when the change was implemented, and describe the effects on your financial statements.

Directors and Executive Officers, page 60

24.     Please specify the period during which the named officers and directors have
        served Geovic Mining.

Audit Committee, page 62

25.     Please disclose whether Mr. MacDonald is independent within the meaning of
        Item 407(a)(1) of Regulation S-K.  In this regard, we note that you have
        determined that Mr. MacDonald qualifies as "independent," as defined in Rule
        10A-3(b)(1) under the Exchange Act.

Procedures for Approval of Transactions with Related Persons, page 72

26.     Please expand to explain what the applicable law requires the board to consider
        before approving a related party transaction.

Recent Sales of Unregistered Securities, page 75

27.     Please confirm that prior to the Grand Court of the Cayman Island's hearing, you
        informed the court that you intended to rely on its fairness determination to
        conduct the share exchange transactions without registration in reliance on the
        exemption under Section 3(a)(10) of the Securities Act.

Exhibits, page 53

28.     We note that you have incorporated in the filing certain information from
        technical reports issued by Frederick Barnard, Richard Lambert, and Alan Noble.
        Please file as an exhibit the consent of these individuals indicating that you have
        been authorized to incorporate information from the reports in the registration
        statement.

Financial Statements, page F-3

General

29.     We note that you have included activity labeled "Since Inception" for your
        consolidated statement of operations and cash flows.  Please revise the column
        headers to include the dates covered by this activity.  Tell us whether this
        information is audited or unaudited.  If audited, please make arrangements with
        your independent registered public accounting firm to obtain an audit report
        referencing this period.  Otherwise, you will need to label the information as
        unaudited.

30. Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Statements of Operations, page F-3

31. We note that you have included interest and other income as a revenue item. As these amounts do not appear to represent amounts earned in operating your business, please move them to below operating expenses, not as a revenue item.

Statements of Stockholders' Equity (Deficiency), page F-5

32. We note that Resource Equity Ltd. acquired all the issued and outstanding securities of Geovic Ltd. and Geovic Finance Corp. and accounted for this acquisition as a reverse take-over (RTO), with Geovic Ltd. being treated as the accounting acquirer. We understand that there were 22,446,466 outstanding shares of the legal entity immediately prior to the merger, based on the activity reflected in your equity statement. Given your disclosure in point (g) on page F-11, indicating there were 2 shares issued for every one share of Geovic, it appears you will need to revise your statement of stockholders' equity to recast all share activity prior to the date of the merger based on the ratio of shares exchanged in the merger, similar to a reverse stock split, along with any adjustment to the par value of common shares. The RTO two-for-one stock exchange entry should then be eliminated. It appears that you should also align the book value of the net assets acquired in the recapitalization, identified as a net monetary assets of $32,777 on page F-12, with the entry showing the 1 million shares of Resource Equity Ltd.

Note 2 – Summary of Significant Accounting Policies, page F-6

Principles of Consolidation, page F-7

33. We note that you have a 60% interest in Geovic Cameroon, PLC. Please include disclosures regarding your policy of accounting for the minority interest.

Exploration and Development Costs, page F-7

34. We note your policy stating that exploration and development costs are expensed as incurred, except that you plan to capitalize costs after establishing that a mineral deposit is commercially mineable, and completing a "positive economic analysis" of the mineral deposit. Please note that costs incurred prior to establishing reserves are generally characterized as exploration costs, rather than development costs, and are expensed as incurred under US GAAP. Development costs relate to constructing the infrastructure necessary to extract reserves and to prepare the mine for production. These may be capitalized for U.S. reporting purposes after the establishment of commercially minable reserves, as defined in

Industry Guide 7.  Please modify your disclosure to clarify.  Indicate whether you have reserves that comply with the proven and probable reserve definitions of Industry Guide 7.

Foreign Currency Translation, page F-9

35.     We note your policy on foreign currency translation.  Please clarify your functional currency and whether you have any foreign currency transactions requiring remeasurement, as discussed in paragraphs 10 and 15 of SFAS 52.

Note 3 – Reverse Acquisition, page F-10

36.     Please modify your disclosure to reconcile between the proceeds from issuance of common and preferred stock of $12.5 million, reported in your Statements of Cash Flows, and the proceeds from equity financing discussed in points (a) and (c) of $4.5 million and $10.2 million.  Also modify your disclosures on page 4, and elsewhere that you discuss funding activities, as necessary to show how the amounts mentioned reconcile to the figures reported in your statements of cash flows.  Similarly, where you discuss proceeds in terms of a foreign currency (there are references of this nature on page 5), please include the U.S. dollar equivalent, since this is your reporting currency.

37.     We note your disclosure indicating that you exchanged 1 million "post transaction" shares for the 1 million shares of Resources Equity Ltd. that were outstanding, presumably immediately before the merger.  Given your disclosures characterizing the event as an RTO, indicating this entity issued the shares in exchange for the GeoCam interests, it is unclear how shares of this entity subsequent to the transaction are any different than the shares before.  Please revise your disclosure to clarify.

Note 8 – Commitments and Contingencies, page F-20

38.     We note that you have received a letter from the Minister of Industry, Mines and Technological Development of the Republic of Camerron requesting payment of surface area taxes of approximately $457,000 and a penalty of the same amount.  Please disclose the amount you have accrued as a liability related to these taxes for the year end December 31, 2006.  Please explain your basis of support for any unaccrued amounts using the guidance and terminology of SFAS 5.  We note that you recorded income tax expense of $859,697 for the year ended December 31, 2006.  Indicate the amount, if any, of surface area taxes included in the income tax expense line.

## Engineering Comments

General

39.    We note that you refer to or use the terms such as proven, probable, measured,
       indicated, or inferred resources on your website.  As you may know, for U.S.
       reporting purposes, measures of mineral reserves must be consistent with the
       definitions set forth in Industry Guide 7.  These generally differ from
       measurement systems that guide the estimation of resources.  If you continue to
       make references on your web site to reserve measures other than those recognized
       by the SEC, please accompany such disclosure with the following cautionary
       language:

            "Cautionary Note to U.S. Investors - The United States Securities and
            Exchange Commission limits disclosure for U.S. reporting purposes to
            mineral deposits that a company can economically and legally extract or
            produce.  We use certain terms on this web site, such as "reserves,"
            "resources," "geologic resources," "proven," "probable," "measured,"
            "indicated," or "inferred," which may not be consistent with the reserve
            definitions established by the SEC.  U.S. investors are urged to consider
            closely the disclosure in our Form 10, File No. 000-52646.  You can
            review and obtain copies of these filings from the SEC's website at
            http://www.sec.gov/edgar.shtml."

Description of Mineral projects, page 27

40.    Your disclosure contains more detailed technical information than is helpful, as it
       tends to obscure what is important and does not allow for proper focus in the
       narrative.  Please condense and summarize these sections.  You should provide
       definitions in a glossary for words that cannot be adequately defined in the text.
       The required disclosures should provide information that has a direct bearing on
       your properties, and be understandable to the average investor.  We expect you
       will need to substantially revise the disclosures to comply with the guidance in
       Industry Guide 7, paragraph (b)(5), which calls for a "brief description" of the
       rock formations and mineralization.

Mineral Resources and Minerals Reserves, page 38

41.    We note your statements of tonnage and grade for mineral resources within this
       section of the filing.  As a U. S. incorporated company you may only use mineral
       reserves as described in Industry Guide 7 to describe your mineralization.
       Unfortunately, Industry Guide 7 does not recognize or allow the use of resource
       systems to disclose non-reserve mineralization within SEC filings.  Please remove
       all references to mineral resources from your filing.

42.	As footnotes or as part of your reserve tables, disclose the following:

- Whether your reserve estimates incorporate losses for mine dilution and mining recovery.

- The metallurgical recovery factor for each mine.

- All prices and currency conversion factors used to estimate your reserves.

- Percent ownership of each mine

- Whether quantities disclosed are for the entire mine or limited to your share.

Exhibit 10.15

43.	Remove the technical report attached as an exhibit. Industry Guide 7 specifically prohibits technical studies being attached to registration statements.

Exhibit 99.1, page 11

44.	Please clarify which inferred resource estimate is appropriate for the Mada deposit and remove the other.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller at (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to George Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:     N. Mohammed
        K. Hiller
        A. N. Parker
        C. Moncada-Terry

VIA FACSIMILE

Alan W. Peryam
303-894-0104